Exhibit 99 (d)(10)
Rider
Waiver Of Premium For Total Disability
This rider is part of your contract. It is subject to the contract terms. If the terms of the rider and contract differ, the rider controls.
If issued at the same time as the contract, this rider begins on the Contract Date shown on page 3. The Benefit and Premium Data will then be shown on page 3. Monthly charges are shown on page 6B. If issued after the contract, this rider begins on the Rider Date. The Benefit and Premium Data will then be shown below. You will receive a new page 6B with the monthly charges for this rider.
Rider charges must be paid as part of the contract premiums for the rider years payable.
Benefit And Premium Data

Premium	Monthly	Years
To	Premium	Payable
See “Policy specification” On Page Three Of Basic Ploicy

Policy Number	Monthly Premium Waived $

Insured	First Premium $

Rider Date	Next Premium Due
Definitions
     Injury
Accidental injury sustained while this rider is in force.
     Sickness
Sickness first made known while this rider is in force.
     Disabled and Disability
You are disabled (or have a disability) if you cannot work at all due to injury or sickness. For the first two years that premiums are waived, this will mean that you cannot work at your normal job. (The normal job of a full-time student is to attend class.) After two years, this will mean that you cannot work at any job for which you are qualified by education, training and experience.
Even if you can work, you will be disabled if you lose your sight, speech or hearing; or if you lose the use of both hands or feet, or one hand and one foot. Your loss must be total, with no chance for you to recover.
Benefit
If you are disabled for at least six straight months, we will credit to your contract the monthly premium waived each process day you continue to be disabled. There is a limit if your disability begins on or after the first day of the contract year nearest your 60th birthday. In that case, the monthly premium waived will not be credited to your contract past the first day of the contract year nearest your 65th birthday.
If a monthly premium credit would exceed the maximum premium allowed by the federal law that defines life insurance, we will pay the monthly premium waived to you.

Form 86-QWP-1	Ohio National Life Assurance Corporation

You must file a claim for waiver. See Claims, below. A premium that comes due before we approve a claim must be paid within its grace period. When we approve a claim, we will credit the monthly premium waived to your contract for all process days during which you were disabled.
Exclusions
We will not waive premiums if disability is:
(1)	purposely self-inflicted;

(2)	due to war or occurs while you are in any armed force; or

(3)	due to injury or sickness first made known before this rider was in force. (If you had the right to have this rider issued under a term conversion or guaranteed purchase option, we will consider it in force from the old rider date for this purpose.)
Claims
     Notice of Claims
You must give us notice of claim during the time you are disabled. We will not waive a premium if it came due more than one year before we get your notice. This one year limit will not apply if we find there were valid reasons why you could not give us notice on time. But, notice must then be given as soon as you can.
     Proof
You must give us proof of disability within six months after notice of your claim. In any case, we must get proof within one year after the first of these events:
(1)	the first day of the contract year nearest your 65th birthday; or

(2)	the end of this rider; or

(3)	the last day of the grace period for a premium in default.
We will send you the required forms for proof of disability. If we don’t, you may give proof in any fair way. As part of proof, we may require that you be examined by a doctor of our choice. We will pay for this.
After your claim has been approved, we may ask for proof that you are still disabled before we waive more premiums. We may ask for proof at any time. But, after your claim is two years old, we will not ask for proof more than once a year. We will not ask for proof after you are age 66.
If we do not get proof of disability within the required time, premiums will not be waived. No waiver will be made after we ask for proof which is not given.
Incontestability
After this rider has been in force during your life for two years from its issue, we can only contest it if you do not pay its charges.
Termination
This rider ends on the first of:
(1)	the date the contract ends;

(2)	the first day of the contract year nearest your 65th birthday;

(3)	your notice to end the rider; or

(4)	the date as of which the contract is made paid-up or extended term insurance.
If we get any rider charges for a period after the rider ends, we will pay back such charges with 5% interest.
OHIO NATIONAL LIFE ASSURANCE CORPORATION

Form 86-QWP-1	Ohio National Life Assurance Corporation